June 2, 2005

Mail Stop 0409

Kirby D. Cochran
Chairman and Chief Executive Officer
Castle Arch Real Estate Investment Company, LLC
9595 Wilshire, Penthouse 1000
Beverly Hills, CA 90212

> **Re:** **Castle Arch Real Estate Investment Company, LLC**
> **Form 10**
> **File No. 0-51230**
> **Filed March 30, 2005**

Dear Mr. Cochran:

The following comments were inadvertently omitted from our comment letter dated April 28, 2005. Please consider them in addition to the comments contained in that letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 for the year ended December 31, 2004

Item 10. Recent Sales of Unregistered Securities, page 15

1.   Please provide the accounting guidance the Company used to value and record the issuance of 38,750 common units in July 2004 and 24,731 common units in October 2004 for referral fees for introductions, as well as the issuance of common units in February 2005 for compensation for services. Please explain how units issued for referrals and for services are recorded in your financial statements. Disclose your policy as appropriate in your Summary of Significant Accounting Policies footnote to your financial statements.

Financial Statements

Statement of Operations, page 21

2. Please tell us the basis for including interest income within revenues. Advise us or reclassify non-operating income below operating expenses as appropriate.

3. Please tell us what consideration was given to presenting the amount of net income (loss) allocated to each class of membership interest, including the common units, in your Statement of Operations. Further, please tell us why you have not disclosed the results of operation on a per unit basis.

Statement of Changes in Members' Capital, page 22

4. Please reconcile for us and revise your filing if appropriate, the information included in your Statement of Changes in Members' Capital with the disclosures regarding equity issuances elsewhere in your document (i.e. Item 10. Recent Sales of Unregistered Securities and Note 1A of your financial statements). It appears that the number of units outstanding in your Statement of Changes in Members' Capital does not agree to the issuances described. Please advise. In addition, tell us what consideration was given to the disclosure requirements in paragraph 11(d) of SFAS 7.

5. Please identify the managing member of the LLC and tell us how you determined the audited balance sheet of the managing member was not required.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Kelly McCusker at (202) 551-3433, or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3411.

Sincerely,

Peggy Kim
Senior Counsel

cc: David Hunt, Esq. *(via facsimile)*